SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FINAL AMENDMENT
                                       TO
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           PW TECHNOLOGY PARTNERS, LP
                                (Name of Issuer)

                           PW TECHNOLOGY PARTNERS, LP
                      (Name of Person(s) Filing Statement)

                              PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSP Number of Class of Securities)

                             Mark D. Goldstein, Esq.
                            c/o PW Fund Advisor, L.C.
                            PaineWebber Incorporated
                           1285 Avenue of the Americas
                            New York, New York 10019
                                 (212) 713-2000
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                             Stuart H. Coleman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400

                            CALCULATION OF FILING FEE

---------------------------------------------- ---------------------------------
Transaction Valuation:   $100,000,000(a)       Amount of Filing Fee:  $20,000(b)
---------------------------------------------- ---------------------------------

(a) Calculated as the aggregate maximum purchase price for partnership interests.
(b)  Calculated at 1/50th of 1% of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,000
Form or Registration No.: SCHEDULE TO, REGISTRATION NO. 005-58571
Filing Party: PW TECHNOLOGY PARTNERS, LP
Date Filed: FEBRUARY 23, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[  ]  going-private transaction subject to Rule 13e-3.

[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]


     PW Technology Partners, LP (the "Partnership") hereby amends and supplements its Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission by the Partnership on February 23, 2000, in connection with a tender offer (the "Offer") by the Partnership to purchase up to $100,000,000 of partnership interests in the Partnership ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase dated February 23, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement. This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     All information in the Offer to Purchase filed as Exhibit B is incorporated by reference in answer to all of the items in the Statement except those items as to which information is specifically provided herein.

ITEM 2.  ISSUER INFORMATION.

     Item 2 of the Statement is hereby supplemented and amended by adding the following:

The Offer expired at 12:00 midnight, New York time, on March 22, 2000. Interests were validly tendered at their net asset value pursuant to the Offer in an estimated aggregate principal amount of $8,390,300. The value of the Interests tendered was calculated in accordance with the terms of the Offer and is based upon a month-end estimated calculation as of March 31, 2000. The Partnership accepted the entire amount tendered, and pursuant to the Offer, will pay an aggregate amount of $8,063,565 for such Interests on April 10, 2000. As of the close of business on January 31, 2000 (the most recent estimate available at the time of filing the Statement), the Partnership's capital was approximately $413,433,000. Following the purchase of the Interests properly tendered in the Offer, and based upon the most recent estimate available at the time of this filing (March 31, 2000), the Partnership will have approximately $584,835,100 outstanding in capital.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PW TECHNOLOGY PARTNERS, LP

                                        By:  PW Fund Advisor, L.L.C.
                                             General Partner

                                             By: /S/ DANIEL ARCHETTI
                                                -------------------------------
                                                Name:  Daniel Archetti
                                                Title:  Authorized Signatory

April __, 2000